

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2012

<u>Via E-mail</u>
Mr. Keith Elison
Chief Financial Officer
Protect Pharmaceutical Corporation
2681 Parleys Way
Suite 204
Salt Lake City, UT 84109

      Re: Protect Pharmaceutical Corporation
              Form 8-K
              Filed May 21, 2012
              File No. 000-54001

Dear Mr. Elison:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Joel Parker

                    Joel Parker
                    Accounting Branch Chief